UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry St., Suite 800
(No. and Street)

Denver, CO 80246
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James O'Brien (303) 296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct., Suite 200, Greenwood Village, CO 80112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15046421

KW 3/3

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SHERIE GAUNT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20044043478
MY COMMISSION EXPIRES JANUARY 30, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Report of Independent Registered Public Accounting Firm
X (p) Independent Auditors' Report on Broker-Dealer's Exemption Report
X (q) Broker-Dealer's Exemption Report

Gill Capital Partners

GILL CAPITAL PARTNERS, INC.
SUBSIDIARY OF OBW, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

Member FINRA - SIPC

GILL CAPITAL PARTNERS, INC.

TABLE OF CONTENTS

RICHEY MAY

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying financial statements of Gill Capital Partners, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement position. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Gill Capital Partners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Securities and Exchange Commission. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richey May & Co.

Englewood, Colorado
February 18, 2015

GILL CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	301,051
Restricted cash		25,000
Receivables from customers		50,810
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $73,394		22,281
Deposits		3,246
Deferred income taxes		48,300
TOTAL ASSETS	$	450,688

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other accrued expenses	$	40,337
Capital lease obligation		5,999
Total liabilities		46,336
COMMITMENTS AND CONTINGENCIES (Note D)		
Subordinated borrowings		130,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000,000 shares authorized, 48,000 shares issued and outstanding		4,500
Additional paid-in capital		474,273
Accumulated deficit		(204,421)
Total stockholders' equity		274,352
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	450,688

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions	$ 1,248,169
Investment advisory fees	919,382
Retirement plan services	20,846
Interest	1,330
Total revenues	2,189,727
EXPENSES	
Salaries, commissions and benefits	1,428,817
Occupancy, equipment, and communications	229,402
General and administrative	195,319
Management consulting fee	301,000
Depreciation	11,836
Amortization	153,121
Interest	10,400
Total expenses	2,329,895
LOSS BEFORE INCOME TAXES	(140,168)
INCOME TAX BENEFIT	25,600
NET LOSS	$ (114,568)

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2013	48,000	$ 4,500	$ 474,273	$ (89,853)	$ 388,920
Net loss	-	-	-	(114,568)	(114,568)
Balance, December 31, 2014	48,000	$ 4,500	$ 474,273	$ (204,421)	$ 274,352

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated borrowings at December 31, 2013	$	130,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2014	$	130,000

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (114,568)
Non-cash items-	
Depreciation	11,836
Amortization	153,121
Income tax benefit	(25,600)
Decrease in-	
Receivables from customers	(19,860)
Decrease in-	
Accounts payable and other accrued expenses	562
Net cash provided by operating activities	5,491
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(1,770)
Net cash used in financing activities	(1,770)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments under capital lease obligations	(3,617)
Net cash used in financing activities	(3,617)
INCREASE IN CASH AND CASH EQUIVALENTS	104
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	300,947
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 301,051
SUPPLEMENTAL INFORMATION	
Cash paid for interest	$ 10,400

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, Inc. (the Company), was incorporated as a broker dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, Inc., (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains balances in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

Receivable from Customers

Receivables from customers consist of balances due from advisory and tax planning fees. Management has deemed the entire balance to be collectible as of December 31, 2014, and thus has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture and equipment and computer equipment are recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer List
The acquired customer list was being amortized over its estimated useful life of seven years. However, the employee left the Company and the remaining value was fully amortized in the year ending December 31, 2014.

Financial Advisory Services and Revenue Recognition
The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. The client can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from .50% to 2.0%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are billed quarterly five days before each quarter-end. Fees are calculated based upon the value plus accrued interest.

Advertising
Advertising is expensed as incurred and amounted to $13,765 for the year ended December 31, 2014.

Income Taxes
The Company has elected to be taxed as corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are limited to amounts considered to be realizable in future periods. The Company's open tax years subject to examination by taxing authorities include the years ended December 31, 2013, 2012 and 2011. The Company has no federal or state tax examinations in process as of December 31, 2014.

The Company's revenues and expenses are included in the consolidated tax returns of the Parent. The components of the income tax benefit are as follows for the year ended December 31, 2014:

	Amount
Current income tax expense	$ -
Deferred income benefit	$ 25,600
Income tax benefit	$ 25,600

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The tax effects of significant temporary difference which give rise to the Company's deferred tax assets are as follows at December 31, 2014:

	Amount
Furniture, equipment and leasehold improvements	$ (20,051)
Deferred rent	$ 19,775
Net operating loss	$ 247,727
Federal and State income taxes	$ (199,151)
Deferred tax asset	$ 48,300

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
In the normal course of business, companies in the broker dealer industry encounter certain economic and regulatory risks. Economic risks include market volatility and interest rate risks. The Company is subject to these risks to the extent these risks affect customer demand and the Company's revenue.

B. SUBORDINATE BORROWINGS

The Company has a $130,000 note payable to a stockholder which is subordinate to the claims of general creditors, bears interest at 8% per annum, and matures March 1, 2016. Total related party interest expense amounted to $10,400 for the year end December 31, 2014.

C. CAPITAL LEASE OBLIGATIONS

The Company leases equipment with a capitalized cost of $17,291 under a capital lease with an aggregate monthly payment of $355 which expires in July 2016. Amortization of the capital lease is included with depreciation expense on the statement of operations. Following is a schedule of the future minimum lease payments with the present value of the net minimum lease payments as of December 31, 2014:

C. CAPITAL LEASE OBLIGATIONS (Continued)

Year Ending December 31,	Amount
2015	$ 4,256
2016	$ 2,130
Total minimum lease payments	$ 6,386
Less amount representing interest	$ (387)
Total obligation	$ 5,999
Less current portion	$ (3,918)
Long-term portion	$ 2,081

D. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under non-cancelable operating leases expiring through August 2018. Total rent expense charged to operations under all operating leases was $85,020 in 2014. Future minimum rental payments under operating leases are as follows at December 31, 2014:

Year Ending December 31,	Amount
2015	$ 110,367
2016	$ 105,088
2017	$ 106,376
2018	$ 71,204
	$ 393,035

E. RETIREMENT PLANS

Employee Stock Ownership Plan

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Ownership Plan (the Plan) pursuant to an Employee Stock Ownership Plan (the ESOP Plan).

Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of the Parent. Employees vest in contributions over a 7 year period. No contributions were made to the Trust during 2014.

E. RETIREMENT PLANS

401(k) Plan

The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company can elect to make annual matching contributions. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees rateably vest in the Company matching contributions over a 5-year period. The Company made contributions totalling $41,881 to the Plan during the year ended December 31, 2014.

F. REGULATORY REQUIREMENTS

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $293,179 which was $243,179 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 16%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

G. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $301,000 during 2014.

H. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, short-term receivables, short-term payables, and subordinated borrowings approximated their fair value at December 31, 2014.

I. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2015, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Assets	$	450,688
Less liabilities		(176,336)
Net worth		274,352
Less non-allowable assets:		
Furniture, equipment and leasehold improvements, net		22,281
Receivables from customers		37,345
Deposits		3,246
Deferred tax asset		48,300
Total non-allowable assets		111,172
Additions:		
Subordinated borrowings		130,000
Total additions		130,000
Net capital before haircuts on securities positions		293,180
Haircuts and undue concentration		-
NET CAPITAL	$	293,180
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	243,180
AGGREGATE INDEBTEDNESS	$	46,336
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		16%

GILL CAPITAL PARTNERS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2014.

RICHEY
MAY

9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

INDEPENDENT AUDITORS' REPORT ON BROKER-DEALER'S EXEMPTION REPORT

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have reviewed management's statement, including the accompanying Gill Capital Partners, Inc. (the Company) Exemption Report, in which the Company identified the following provisions of 17 C.F.R. § 15c3-3)(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the "exemption provision") and the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Richey May & Co.

Englewood Colorado
February 18, 2015

Gill Capital Partners

Phone 303.296.6260 • Toll Free 800.288.3777 • Fax 303.296.6213
600 S. Cherry Street Ste 800 • Denver, CO 80246 • www.gillinvest.com

January 7, 2015

Richey, May & Co., LLP
9605 S. Kingston Ct., Suite 200
Englewood, CO 80112

This exemption report is being provided in connection with your audit of the financial statements of Gill Capital Partners, Inc. for the fiscal year ending December 31, 2014.

The following statements are made to the best knowledge and belief of Gill Capital Partners:

1. Gill Capital Partners is exempt from SEA Rule 15c3-3 under paragraph (k)(2)(ii), which states:

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   > *(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SS 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.*

2. Gill Capital Partners met the exemption provisions of paragraph (k)(2)(ii) throughout fiscal year 2014 without exception.

Respectfully submitted,

Leslie S. Rojas, CCO, FinOp

RICHEY
MAY & CO

9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 TO NET CAPITAL OF THE UNAUDITED FOCUS REPORT
DECEMBER 31, 2014

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

As of December 31, 2014, no material differences exist between the Computation of Net Capital as reported in the financial report and as reported in Form X-17A-5 Part IIA filed by Gill Capital Partners, Inc.

Richey May & Co.

Englewood, Colorado
February 18, 2015

RICHEY
MAY & CO

9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Gill Capital Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and, solely to assist you and the other specified parties in evaluating Gill Capital Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Gill Capital Partners, Inc.'s management is responsible for Gill Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the period from January 1, 2014 to December 31, 2014 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richey May & Co.

Englewood Colorado
February 18, 2015